05038434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM 3-17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First Trust Portfolios L.P. ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle (City) IL (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 01 2005
WASH. D.C. 183 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Mark R. Bradley, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated schedules pertaining to First Trust Portfolios L.P. and Subsidiaries, for the year ended December 31, 2004, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KATIE D. COLLINS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-1-08

Mark R Bradley 2/28/05

Signature Date

CHIEF FINANCIAL OFFICER

Title

Katie D Collins

Notary Public

First Trust Portfolios L.P. and Subsidiaries
(SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries, (the "Partnership"), as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2005

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,945,185
CASH SEGREGATED FOR REGULATORY PURPOSES	510,000
DEPOSITS WITH CLEARING ORGANIZATIONS	3,028,494
RECEIVABLES:	
Brokers, dealers and clearing organizations	7,889,004
Customers	3,260,336
Interest	61,194
Affiliates	9,658,930
Other	678,201
Total receivables	21,547,665
SECURITIES OWNED, PLEDGED AS COLLATERAL	11,929,219
OFFICE FURNISHINGS, SOFTWARE AND EQUIPMENT—At cost, less accumulated depreciation of $2,509,452	1,525,422
LEASEHOLD IMPROVEMENTS—At cost, less accumulated amortization of $1,195,818	285,451
GOODWILL	1,460,137
INTANGIBLE ASSET—License Agreement, less accumulated amortization of $200,000	300,000
OTHER ASSETS	604,179
TOTAL ASSETS	$ 45,135,752

LIABILITIES AND PARTNERS' CAPITAL

SECURITIES SOLD, NOT YET PURCHASED	$ 778,170
PAYABLES:	
Brokers, dealers and clearing organizations	3,779,210
Customers	221,373
Affiliates	376,612
Total payables	4,377,195
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	7,799,372
MINORITY INTERESTS IN SUBSIDIARIES	258,756
PARTNERS' CAPITAL	31,922,259
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 45,135,752

See notes to consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS

Organization—First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading and distribution of unit investment trusts, closed-end mutual funds and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, and The First Trust GNMA (collectively, the "Trusts"). The Partnership also provides underwriting and distribution assistance to closed-end mutual funds advised or sub-advised by its affiliates. The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company and a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"). On December 15, 2004, the Partnership entered into an agreement with Stonebridge Asset Management, L.L.C. to form Stonebridge, a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated statement of financial condition includes the accounts of the Partnership and its majority-owned subsidiaries BondWave and Stonebridge. The Partnership is engaged in a single line of business as a securities broker-dealer. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents primarily consist of demand deposits.

Cash Segregated for Regulatory Purposes—Cash of $510,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, other than units of unit investment trusts, are carried at publicly quoted values, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity and interest rate. Units of unit investment trusts are carried at redemption value. Proprietary securities transactions are recorded on a trade-date basis.

Customers' Securities Transactions—Customer securities transactions are recorded on a trade-date basis.

Office Furnishings and Equipment and Leasehold Improvements—Depreciation is computed using an accelerated method over the estimated useful lives of such assets. Office furnishings and equipment are carried at cost, net of accumulated depreciation, and are being depreciated over a five-year period. Software primarily includes internally-developed software which is amortized on a straight-line basis over three years. Leasehold improvements are carried at cost and amortized over the term of the applicable lease agreement.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually for impairment. During the year ended December 31, 2004, no impairment adjustment was deemed necessary.

Intangible Asset—Intangible asset comprises a licensing agreement that provides BondWave with the right to obtain pricing data for various financial instruments. The licensing agreement is being amortized over the five-year term of the agreement on a straight-line basis.

Income Taxes—The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

The Illinois Replacement Tax is to be paid by the highest tiered partnership in a tiered partnership structure. This partnership is not subject to Illinois Replacement Tax as all the income/(loss) generated in the state flows through to its partners who are partnerships in their own right.

Management's Use of Estimates—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased by the Partnership at December 31, 2004 consisted of:

	Securities Owned	Securities Sold, Not Yet Purchased
Unit investment trusts	$ 8,606,324	$ 778,170
Closed-end funds	1,117,957	
State and municipal obligations	2,203,988	
Corporate bonds	950	
Total	$ 11,929,219	$ 778,170

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition.

Securities owned, pledged to creditors represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

Securities owned, consisting of shares of nine closed-end funds with fair value of $1,117,957, are restricted from being sold for a period of three years. The closed-end funds were purchased in private placement transactions in 2003 and 2004.

4. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $3.1 million at December 31, 2004.

5. FINANCIAL INSTRUMENTS

All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

6. COMMITMENTS AND CONTINGENCIES

Annual lease commitments, primarily for office facilities and equipment, subject to adjustments for cost including operating expenses and taxes, under noncancelable operating leases are as follows:

Year Ending December 31	Amount
2005	$ 1,273,372
2006	1,245,191
2007	972,835
2008	86,067
2009	86,067
Total	$ 3,663,532

The Partnership, as of February 24, 2005, intends to provide capital, when necessary, to BondWave, for at least the next twelve months to meet the obligations that BondWave incurs and to meet any applicable regulatory requirements.

In the normal course of business, the Partnership enters into underwriting commitments. There were no underwriting commitments that were open at December 31, 2004.

7. DISTRIBUTIONS

Capital distributions are anticipated to be made to Grace within the first six months of 2005.

8. RELATED-PARTY TRANSACTIONS

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership also has an informal sublease arrangement with this affiliate for its office space. The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

The Partnership receives a deferred sales charge from the sale of units of certain unit investment trusts. These deferred amounts are recognized as revenue and are offset in part by expenses in the amount of the dealer concessions that are recognized at the time of sale to the dealer when the units are issued. The deferred amounts are received by the Partnership generally over a 12-month period. During the year ended December 31, 2004, the Partnership sold certain of these receivables totaling approximately $163.9 million to affiliates of Grace and members of the Partnership's management at an aggregate discount of approximately $6.3 million to the face amount of those receivables.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with an affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission.

Amounts receivable and payable from affiliates primarily represent costs incurred, or paid on behalf of affiliated entities for certain administrative, human resource and information technology services.

Receivables from affiliates related through common ownership are with First Trust Global Enterprises, First Defined Portfolio Management Co., First Trust Advisors L.P. and Grace.

Payable to affiliate related through common ownership is with The Charger Corporation.

9. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants may contribute up to 100% of their annual salary to the plan to a maximum of $13,000 in the year ended December 31, 2004. Partnership contributions are at the discretion of management.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2004, the Partnership had net capital of $14,173,225, which was $13,542,425 in excess of its required net capital of $630,800. The Partnership's ratio of aggregate indebtedness to net capital was .67 to 1.0.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 24, 2005

First Trust Portfolios L.P.
1001 Warrenville Road
Lisle, Illinois 60532

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP